Exhibit 99.1

ITURAN LOCATION AND CONTROL LTD.

Dear Shareholder

Re: Annual General Meeting of Shareholders

You are cordially invited to attend an Annual General Meeting of Shareholders (the “Annual Meeting”) of Ituran Location and Control Ltd. to be held at Ituran’s USA offices at 1700 NW 64th St. Suite 100 Fort Lauderdale, FL 33309 USA, on December 12, 2019 at 9:00 a.m. US Eastern time.

Holdings of the Company’s ordinary shares are being asked to vote on the matters listed in the enclosed Notice of Annual General Meeting of Shareholders. Your Board of Directors recommended a vote “FOR” all the matters set forth in the notice.

At the Annual Meeting, representatives of the Board of Directors and management will be pleased to respond to any questions you may have.

Whether or not you plan to be present at the Annual Meeting and regardless of the number of ordinary shares you own, you are requested to complete and return the enclosed proxy, which is solicited by the Company’s Board of Directors, and mail it promptly in the accompanying envelope, so that your votes may be recorded. Your proxy must be received no later than 9:00 a.m. US Eastern time, on December 10, 2019, to be counted for the Annual Meeting. If you are present at the Annual Meeting and desire to vote in person, you may revoke your appointment of proxy at the Annual Meeting so that you may vote your shares personally.

Your cooperation is appreciated.

Very truly yours, Ze’ev Koren Chairman of the Board of Directors

AS A FOREIGN PRIVATE ISSUER, WE ARE EXEMPT FROM THE RULES UNDER THE SECURITIES EXCHANGE ACT RELATED TO THE FURNISHING AND CONTENT OF PROXY STATEMENTS. THE CIRCULATION OF THIS PROXY STATEMENT SHOULD NOT BE TAKEN AS AN ADMISSION THAT WE ARE SUBJECT TO THOSE PROXY RULES.

ITURAN LOCATION AND CONTROL LTD

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To the shareholders of
Ituran Location and Control Ltd.:

The Annual general meeting of shareholders (the "Annual Meeting") of Ituran Location and Control Ltd. (the “Company”) will be held at Ituran’s USA offices at 1700 NW 64th St. Suite 100 Fort Lauderdale, FL 33309 USA, on December 12 2019 at 9:00 a.m. US Eastern time for the following purposes:

1.	To receive and discuss the audited Consolidated Financial Statements of the Company for the year ended December 31, 2018.

2.
To renew the appointment of the firm of Fahn Kanne & co. (a member firm of Grant Thornton International) as the Company’s independent auditors for the year ending December 31, 2019 and until the Company’s next annual general meeting.

3.
To elect the following persons to serve as directors in Class A for additional period until third succeeding Annual meeting thereafter: Eyal Sheratzky, Efraim Sheratzky, Tal Sheratzky-Jaffa (Director and an Independent Director) and Yoav Kahane (Director and an Independent Director).

4.	To re-elect Mr. Gidon Kotler, an external director of the Company, to office for an additional term of three years, which will commence on April 30, 2020.

5.
To approve the renewal of the Compensation Policy of the Company that was initially approved on October 31, 2013 and as amended in the framework of the approval of a series of  amendments, which were approved  by the shareholders in the  extraordinary general meeting held on November 07, 2016 and to approve the   following amendments to the Compensation Policy:

a.	Add new section 11, which will bear the title: "Directors & Officers Insurance", as follows:

" 11.  In approving this compensation policy, the Company adopts a policy to purchase liability insurance, according to the limits, terms and conditions, as follows:
 (a) An annual premium of up to  425,000 USD;
 (b) Retentions - up to  500,000 USD;
 (c) Liability limits - 50 million USD, in the aggregate for the policy period of one calendar year and for all loss;
 (d) A change-during the next 3 years (i.e, during this period of compensation policy) of each of the aforementioned items - up to 5% per annum;

 All of the above provided that the compensation committee will determine that the insurance terms will be in market conditions and are not expected to materially affect the profitability of the Company, its properties or its liabilities".

The affirmative vote of the holders of the majority of the voting power represented at the Meeting in person, by written ballot or by proxy and voting thereon is necessary for approval of items 2 and 3. For the votes required for approval of items 4& 5 please see the Proxy Statement attached hereto.

Only shareholders of record at the close of business on November 5, 2019 (the “Record Date”) will be entitled to participate in and vote at the Annual Meeting, subject to the restrictions in the Company’s Articles of Association, as set forth in the attached Proxy Statement. All shareholders are cordially invited to attend the Annual Meeting in person.

Section 87(a) to the Israeli Companies Law, Company's Articles of Association and Board resolution permits to shareholders who will not attend the Annual Meeting in person, to vote by completing the Form of Proxy Card. The shareholders may also submit a position notice to the Company’s offices (envelope marked clearly as “position notice”, to the Company Secretary, at the Company registered address stated above) no later than ten (10) days prior to the Annual Meeting. The Board of Directors of the Company may submit response to such position notices until five (5) days prior to the Annual Meeting. Changes to the Annual Meeting agenda may be made after the filing of the Statement of Proxy, including by adding an item to the agenda following a shareholder request (in accordance with Section 66(b) to the Israeli Companies Law) submitted to the Company no later than seven (7) days following the date of filing the attached Proxy Statement, all in accordance with the Israeli Companies Regulations (Notice and advertisement regarding a general meeting and a class meeting in a public company and the addition of an item to the agenda) (2000)). In such case, the Company will file an amended agenda and an amended Statement no later than seven (7) days from the last date of submission of such shareholder's request.  The filing of an amended agenda will not require the change of the Record Date as set forth above and in the attached Proxy Statement. The Proxy Statement , the amended agenda and the amended Proxy Statement (both, if any) and position notices are or will be available on Form 6-K at the U.S. Securities and Exchange Commission’s EDGAR System http://www.sec.gov/edgar.shtml.

If you wish to attend the Annual Meeting in person and if your shares are held in "street name", meaning a shareholder whose Ordinary Shares are registered in his, her, or its favor with a member of a stock exchange or other record holder and which are included in the Ordinary Shares registered in the register of shareholders of the Company under the name of such record holder, shall be required to prove ownership of such Ordinary Shares as of the Record Date by providing the Company, at least 24 hours before the time appointed for holding the Meeting, with proof of ownership, issued by a record holder as well as a statement from such record holder that it did not vote such shares, and a copy of the shareholder's passport, valid identification document or incorporation certificate.

The Company’s Articles of Association also allow shareholders registered in the Company’s Shareholders Register to appoint a proxy to vote in their stead (whether personally or by means of a  Proxy) at the Annual Meeting, by means of a Deed of Authorization in the form a set forth in the Articles of Association of the Company, so long as the Deed of Authorization is delivered to the Company at least twenty-four (24) hours prior to the time of the Annual Meeting or presented to the Chairman at such meeting. Shareholders may revoke their Deeds of Authorization by a written notice received at the Company’s offices prior to the commencement of the Annual Meeting, or if present in person at said General Meeting, may revoke the appointment by means of a written or oral notification to the Chairman and vote their shares in person.

Shareholders who will not attend the Annual Meeting in person are requested to complete date and sign the aforementioned form of Proxy Card distributed herewith (or the amended Form of Proxy Card, if any) and to return it promptly (and in any event, at least forty eight (48) hours prior to the time of the Annual Meeting) to the Company's transfer agent in the enclosed envelope or to vote by remote voting according to provided instructions (if it’s available).

Any two or more Shareholders present in person or by proxy, or who have delivered to the Company proxy card indicating their manner of voting, and who hold or represent shares conferring in the aggregate at least thirty-three and one-third percent (33 1/3%) of the voting power of the Company, shall constitute a lawful quorum at the Annual Meeting. A Shareholder or his proxy, who also serves as a proxy for other Shareholder(s), shall be regarded as two or more Shareholders, in accordance with the number of Shareholders (s)he is representing.

If within an hour from the time appointed for the General Meeting a quorum is not present, the meeting shall stand adjourned to the same day in the next week, at the same time and place. No business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting as originally called. At such adjourned meeting, any number of Shareholders present in person or by proxy or by proxy card, shall constitute a lawful quorum. The vote necessary to approve the resolutions relating to the matters upon which you will be asked to vote is specified herein above. Each outstanding Ordinary Share is entitled to one vote upon each of the matters to be presented at the Annual Meeting.

A shareholder is entitled to contact the Company directly and receive the text of the Proxy Statement  (or the amended Proxy Statement , if any) and the Position Notices ("hodaot emda") (if any).

For information regarding compensation on an individual basis for the Company's five Office Holders with the highest compensation for the year 2018, please see the Company's Annual Report on Form 20-F for the year ended December 31, 2018 “Item 6. Directors, Senior Management and Employees - Item B. Compensation” at:

https://www.sec.gov/Archives/edgar/data/1337117/000117891319001258/zk1922960.htm#ITEM6.

Copies of the proposed resolutions are available at Ituran’s USA offices at 1700 NW 64th St. Suite 100 Fort Lauderdale, FL 33309 USA, every business day from 9 a.m. to 5 p.m. (US Eastern Time), following prior coordination at telephone number +1-954-484-3806.

By order of the Board of Directors, Guy Aharonov, Adv. General Counsel

Azour, Israel
October 31, 2019

ITURAN LOCATION AND CONTROL LTD.
PROXY STATEMENT FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS

October 31, 2019

The enclosed proxy is solicited on behalf of the Board of Directors of Ituran Location and Control Ltd. (the “Company”) for use at the Company’s Annual General Meeting of Shareholders (the “Annual Meeting”) to be held on December 12, 2019 at 9:00 a.m. US Eastern time, or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice. The Annual Meeting will be held at Ituran’s USA offices at 1700 NW 64th St. Suite 100 Fort Lauderdale, FL 33309 USA. The telephone number at that address is +1- 954-484-3806.

INFORMATION CONCERNING SOLICITATION AND VOTING

Record Date and Shares Outstanding

You are entitled to notice of the Annual Meeting and to vote at the Annual Meeting if you were a shareholder of record of Ordinary Shares, nominal value NIS 0.33 1/3 (the “Ordinary Shares”), of the Company at the close of business on November 5, 2019 (the “Record Date”). You are also entitled to notice of the Annual Meeting and to vote at the Annual Meeting if you held Ordinary Shares through a bank, broker or other nominee which was a shareholder of record of the Company at the close of business on the Record Date or which appeared in the participant listing of a securities depository on that date.

As of October 31, 2019 we have 23,475,431 outstanding shares.

Revocability of Proxies

A form of proxy card for use at the Annual Meeting is attached. Please follow the instructions on the proxy card. You may change your mind and cancel your proxy card by filing a written notice of revocation with the Company with proof of identity of the shareholder (to the satisfaction of Company's secretary) which have to be received with the Company's registered address at least 24 hours prior to the time of the Annual Meeting, by completing and returning a duly executed proxy card bearing a later date, or by voting in person at the Annual Meeting. Attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy.

Quorum, Voting and Solicitation

Any two or more Shareholders present in person or by proxy, or who have delivered to the Company proxy card indicating their manner of voting, and who hold or represent shares conferring in the aggregate at least thirty-three and one-third percent (33 1/3%) of the voting power of the Company, shall constitute a lawful quorum at the Annual Meeting. A Shareholder or his proxy, who also serves as a proxy for other Shareholder(s), shall be regarded as two or more Shareholders, in accordance with the number of Shareholders he is representing.

If within an hour from the time appointed for the General Meeting a quorum is not present, the meeting shall stand adjourned to the same day in the next week, at the same time and place. No business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting as originally called. At such adjourned meeting, any number of Shareholders present in person or by proxy or by proxy card, shall constitute a lawful quorum.

The vote necessary to approve the resolutions relating to the matters upon which you will be asked to vote is specified below immediately following each proposed resolution. Each outstanding Ordinary Share is entitled to one vote upon each of the matters to be presented at the Annual Meeting.

If you wish to attend the Annual Meeting in person and if your shares are held in "street name", meaning a shareholder whose Ordinary Shares are registered in his, her, or its favor with a member of a stock exchange or other record holder and which are included in the Ordinary Shares registered in the register of shareholders of the Company under the name of such record holder, shall be required to prove ownership of such Ordinary Shares as of the Record Date by providing the Company, at least 24 hours before the time appointed for holding the Meeting, with proof of ownership, issued by a record holder as well as a statement from such record holder that it did not vote such shares, and a copy of the shareholder's passport, valid identification document or incorporation certificate.

The Company’s Articles of Association also allow shareholders registered in the Company’s Shareholders Register to appoint a proxy to vote in their stead (whether personally or by means of a  Proxy) at the Annual Meeting, by means of a Deed of Authorization in the form as set forth in the Articles of Association of the Company, so long as the Deed of Authorization is delivered to the Company at least twenty-four (24) hours prior to the time of the Annual Meeting or presented to the Chairman at such meeting. Shareholders may revoke their Deeds of Authorization by a written notice received at the Company’s offices prior to the commencement of the Annual Meeting, or if present in person at said General Meeting, may revoke the appointment by means of a written or oral notification to the Chairman and vote their shares in person.

Shareholders who will not attend the Annual Meeting in person are requested to complete date and sign the aforementioned form of Proxy Card distributed herewith (or the amended Form of Proxy Card, if any) and to return it promptly (and in any event, at least forty eight (48) hours prior to the time of the Annual Meeting) to the Company's transfer agent in the enclosed envelope or to vote by remote voting according to provided instructions (if it’s available).

The Board of Directors of the Company is soliciting the attached proxy cards for the Annual Meeting, primarily by mail and by filing it publicly. The original solicitation of proxies by mail may be further supplemented by solicitation by telephone and other means by certain officers, directors, employees and agents of the Company, but they will not receive additional compensation for these services. Under Israeli law, if a quorum is present in person or by proxy, broker non-votes and abstentions will have no effect on whether the requisite vote is obtained, as they do not constitute present and voting shares.

Shareholders are entitled to apply in writing, through the Company, to the other shareholders of the Company in order to present their position in respect of any item on the agenda of the Annual Meeting (“Position Notice”). Position Notices may be sent to the Company’s Israeli office at 3 Hashikma St. Azour Israel (P.O. Box 11473 Azour 58001), by no later than 10 days prior to the Annual Meeting.

PROPOSAL ONE

DISCUSSION OF THE COMPANY’S AUDITED FINANCIAL STATEMENTS

Background

The Audit Committee has approved (pursuant to the Nasdaq Corporate Governance Rules) and recommended, and the Board of Directors has approved (pursuant to the Israeli Companies Law), the audited financial statements of the Company for the year ended December 31, 2018, as attached to the Company's Annual Report on Form 20-F for the year ended December 31, 2018.  Under the Israeli Companies Law and the Company’s Articles of Association, shareholders’ discussion is required for both the financial statements and the related report of the Board of Directors (please see the Company's Annual Report on Form 20-F for the year ended December 31, 2018). Our Chief Financial Officer, Mr. Eli Kamer will be available to respond to appropriate questions of shareholders.

Proposal

It is proposed that at the Annual Meeting the following matter be discussed:

“The audited financial statements of the Company for the year ended December 31, 2018 and the report of the Board of Directors for such period are hereby noted.”

Vote Required

No vote of the holders of Ordinary Shares is required in connection with discussion of this item 1.

PROPOSAL TWO

REAPPOINTMENT OF INDEPENDENT AUDITORS AND AUTHORIZATION
OF AUDITORS’ COMPENSATION

Background

The Audit Committee and the Board of Directors have selected the accounting firm Fahn Kanne & co., a member of Grant Thornton International, as the independent auditors to audit the consolidated financial statements of the Company for the year ending December 31, 2019. Fahn Kanne & co. audited the Company’s books and accounts since the year ended December 31, 1995.

The following table presents aggregate fees for professional audit services and other services rendered by Fahn Kanne & co., for 2017 and 2018:

	2017		2018
	(in thousands, USD)
Audit Fees (1)	307	(3)	381	(3)
Tax Fees (2)	7		6
Total	314		387
(1)
The audit fees for the years ended December 31, 2017 and 2018 respectively, were for professional services rendered for the audits of our annual consolidated financial statements, review of consolidated quarterly financial statements, statutory audits of Ituran.

(2)	Consists of all tax related services.
(3)	The majority of the increase in audit fees relate to the acquisition of RTH.
The audit committee of the Company has approved the above audit and non-audit services provided by Grant Thornton, during the years 2017 and 2018.

Proposal

Shareholders are being asked to renew the appointment of Fahn Kanne & co. as the Company’s independent auditors for the fiscal year 2019 and until the close of the next Shareholders' Annual General Meeting. The Audit Committee will pre-approve all services to be performed by, as provided for in the U.S. Sarbanes-Oxley Act of 2002 and the rules thereunder, while the board of directors will pre – approve and determine the compensation to be paid to our auditors, as provide for in the Israel Companies Law, rules and regulations thereunder.

It is proposed that the following resolution be adopted at the Annual Meeting: “that Fahn Kanne & co. be appointed as the Company’s independent auditors for the fiscal year 2019 and until the close of the next Shareholders' Annual General Meeting”.

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this proposal.

Board Recommendation

The Board of Directors recommends that the shareholders vote “FOR” the renewal of the appointment of the Company’s independent auditors.

PROPOSAL THREE

The election of certain directors for additional period
 until third succeeding Annual meeting thereafter

Background

The election of Directors of the Company is determined under the Company’s Articles of Association. At every annual meeting three or four directors out of all directors presiding, shall be replaced or re-elected to office. Form of the declaration of these officers pursuant to Section 224B can be found on the Company's website www.ituran.com.

Proposal

1.
Shareholders are being asked to elect the following persons to serve as directors in Class A for additional period until third succeeding Annual meeting thereafter: Eyal Sheratzky, Efraim Sheratzky, Tal Sheratzky-Jaffa (Director and an Independent Director) and Yoav Kahane (Director and an Independent Director).

Eyal Sheratzky has served as a director of our company since its acquisition from Tadiran in 1995 and currently serves as a Co-Chief Executive Officer since 2003. Prior to 2003, he served as Vice President of Business Development during the years 1999 through 2002. Mr. Sheratzky also serves as a director of Moked Ituran and certain of our other subsidiaries, including Ituran Network. From 1994 to 1999, he served as the Chief Executive Officer of Moked Services, Information and Investments and as legal advisor to several of our affiliated companies. Mr. Sheratzky holds LLB and LLM degrees from Tel Aviv University School of Law and an Executive MBA degree from the Kellogg School of Management at Northwestern University, USA. Mr. Sheratzky is the son of Izzy Sheratzky and the brother of Nir and Gil Sheratzky and nephew of Effraim Sheratzky.

Efraim Sheratzky was appointed to the board on February 9, 2015 to replace Mr. Amos Kurz, as a Class A Director. Efraim Sheratzky studied insurance in the Israeli Insurance College. Efraim Sheratzky owns together with Yigal Shani, Tzivtit Insurance Agency (1998) Ltd. Efraim Sheratzky served as our director from 1999 and until 2005. Efraim Sheratzky is the brother of Izzy Sheratzky and the uncle of Eyal, Nir and Gil Sheratzky and father of Ms. Tal Sheratzky-Jaffa.

Ms. Tal Sheratzky-Jaffa (Director and an Independent Director) was appointed as a member of the board and serves as a Class A director until December 28, 2019.

Ms. Sheratzky-Jaffa is a Strategy and Development Manager at Reality Investment Funds, Israeli value-add real estate fund.

Prior to joining Reality Investment Funds, Ms. Sheratzky-Jaffa was a Partner at the Israeli law firm Amit, Pollak, Matalon and Co., specializing in the fields of investment funds, mergers and acquisitions, high-tech and corporate governance, and an associate at the New York offices of the US law firm Akin Gump Strauss Hauer & Feld.

Ms. Sheratzky-Jaffa holds LL.M degree from Columbia University (New York), LL.B from Haifa University and B.A (economics) from Haifa University, and is a member of the Israeli Bar Association and the New York State Bar.

Ms. Sheratzky-Jaffa is the nephew of Izzy Sheratzky and the cousin of Eyal, Nir and Gil Sheratzky and the daughter of Efraim Sheratzky.

Yoav Kahane (Director and an Independent Director, and also a member of audit committee and a member of compensation committee)  has served as director of our company since 1998. Mr. Kahane is serving as the Chief Executive Officer of Spot-On Therapeutics Ltd., a startup company that develops a non-invasive brain stimulation technology for the treatment of balance disorders, falls prevention and ADHD. During 2006-2014, Mr. Kahane has worked for Enzymotec in various managerial positions including Director of Business Development, VP Sales & Marketing, Infant Nutrition Business Unit Manager, Chief Executive Officer and Chairman of Advanced Lipids AB, a joint venture of AAK AB and Enzymotec, specializing in nutritional ingredients to the infant nutrition industry. During the years 2004-2005, Mr. Kahane served as Vice President of Sales and Marketing in Elbit Vision Systems Ltd. During the years 2001 and 2002, he served as Manager of Business Development in Denver Holdings and Investments Ltd. In 2000, Mr. Kahane established Ituran Florida Corp. and served as its Chief Executive Officer until 2001. Mr. Kahane holds a BA degree in Life Sciences from Tel-Aviv University, a BA degree in Insurance and an MBA degree from the University of Haifa. Yoav Kahane is the son of Professor Yehuda Kahane.

The Board of Directors and the audit committee determined that Ms. Tal Sheratzky-Jaffa  and Yoav Kahane qualify as independent directors under the SEC and NASDAQ rules. Ms. Tal Sheratzky-Jaffa  and Yoav Kahane will serve as an independent directors.

The statements of the above candidates to serve as directors are available at Ituran’s Israeli offices at 3 Hashikma St. Azour Israel, every business day from 9 a.m. to 5 p.m. (Israeli time), following prior coordination at telephone number +972-3-5571314.

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is necessary for approval of this proposal.

Board Recommendation

The Board of Directors recommends that the shareholders vote “FOR” the re-election of the abovementioned persons to the Company’s board of directors, for additional period until third succeeding Annual meeting thereafter.

PROPOSAL FOUR

THE RE-ELECTION OF THE EXTERNAL DIRECTOR OF THE COMPANY FOR
ADDITIONAL PERIOD
 UNTIL THIRD SUCCEEDING ANNUAL MEETING THEREAFTER

Background

Under the Israeli Companies Law, 1999 (the "Israeli Companies Law"), the board of directors of companies whose shares are publicly traded are required to include at least two members who qualify as external directors. External directors are elected for three-year terms. The Israeli Companies  Law provides that a person is not qualified to serve as an external director if he/she is a relative of the company's controlling person, or if, at the time of his/her appointment and/or at any time during the two years preceding his or her appointment, that person, a relative, partner or employer of that person, or any entity under that person’s control, has or has had an Affinity (as defined below) to the company, its controlling person or its relative or to any entity that, as of the date of appointment, or at any time during the two years preceding that date, is controlled by the company or by its controlling person. "Affinity" means the existence of work relationship, business or professional relationship or control, except if negligible, or a service as an officer of the company. In addition, no person may serve as an external director if that person’s professional activities create, or may create, a conflict of interest with that person’s responsibilities as a director or otherwise interfere with that person’s ability to serve as a director; and, a person already serving as a director of one company may not be appointed as an external director of another company if at that time a director of such company is serving as an external director of the first company.  The Israeli Companies Law prohibits external directors from receiving, directly or indirectly, any compensation other than for services as an external director pursuant to the provisions and limitations set forth in the applicable regulations promulgated under the Israeli Companies Law, 1999.

A director who qualifies as an external director under Israeli law meets the "independence" requirements set forth under the Nasdaq listing rules, including those applicable to members of audit and compensation committees of the board.

The Israeli Companies Law provides that each committee of the board of directors that is vested with an authority of the board must include at least one external director, except that the audit committee and compensation committee must include all external directors then serving on the board of directors.

External directors may generally be removed from office by the same majority of shareholders required for their election or by a court, in each case, only under limited circumstances, including if they cease to meet the statutory qualification for their appointment or violate the duty of loyalty to the company.

Gidon Kotler is an external director of our company.  He was nominated to office as an external director on April 30, 2014. Mr. Kotler has been serving prior to his retirement in 2016, as the assets manager of Strauss-Group Ltd., one of Israel's largest public companies, since 1997. Prior to that, Mr. Kotler has served for 3 years as the chief executive officer of the Tel-Aviv New Central Bus Station, and for 14 years as the chief executive officer of the Dizengof Center's management company. Mr. Kotler has served as an external director of Elran Real Estate Ltd. from 2007 until 2010.

The board of directors decided to propose Gidon Kotler candidacy for the renewal appointment  as external director in the light of his substantial contribution to the Company's business and to advance the Company's transparency and due diligence.

Israeli law permits to reelect the external director for additional two terms, three years each if this extension is proposed by either of: (i) the board or (ii) by a shareholder whose voting rights are no less than 1% of the Company or (ii) by the external director him/herself. In addition to the above, being a company listed on foreign exchange such as NASDAQ the Company is authorized by Israeli law to re-elect its external directors for unlimited additional terms of three years each, if both Audit committee & the board of directors come into conclusion that those directors have special expertise and  contribution to the work of the board and its committees, the appointment for additional term will benefit the Company.

On December 28, 2016 the shareholders of the Company during the general meeting resolved to approve Mr. Kotler candidacy, which was proposed by the board of directors, for additional (second) term of three years, and which actually commenced on April 30, 2017.The current proposed election will be the third term of Mr. Kotler.

Under Israeli Companies Law and regulations promulgated thereunder, (i) an external director must have either "accounting and financial expertise" or "professional qualifications" (as such terms are defined in regulations promulgated under the Israeli Companies Law) and (ii) at least one of the external directors must have "accounting and financial expertise".  The Board of Directors of the Company has determined that Mr. Kotler has “accounting and financial expertise”. In addition, the Board of Directors has determined that Mr. Kotler qualifies as an independent director under the SEC and NASDAQ rules.

Mr. Kotler declaration of External Director is available at Ituran’s Israeli offices at 3 Hashikma St. Azour Israel Israel, every business day from 9 a.m. to 5 p.m. (Israeli time), following prior coordination at telephone number +972-3-5571314.

Proposal

Shareholders are being asked to approve the re-election of Mr. Gidon Kotler as an external-director of the Company for a third three-year term which will commence on April 30, 2020.

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person, by written ballot or by proxy and voting thereon is necessary for approval of the proposal provided that: (a) such majority includes at least a majority of the shares held by all non-controlling shareholders or those having a personal interest in the appointment, except a personal interest which is not resulting from connections with controlling shareholders, present and voting at such meeting; or (b) the total number of shares voted against the election of the external director and held by shareholders other than controlling shareholders or those having a personal interest in the appointment, except a personal interest which is not resulting from connections with controlling shareholders, must not exceed 2% of the shares whose holders are entitled to vote at any meeting of shareholders.

Board Recommendation

The Board of Directors recommends the re-election of the abovementioned person to the Company’s board of directors as External Director, for additional period of three years, which will commence on April 30, 2020.

PROPOSAL FIVE

RENEWAL OF THE COMPANY'S COMPENSATION POLICY

Background

In December 2012, amendment no. 20 to the Israeli Companies Law, 1999 (the "Companies Law") became effective. Among other things, this amendment requires Israeli public companies to set forth their policy regarding their office holders' terms of office, including fixed compensation, target-based incentives, equity awards, severance and other benefits. Future actual terms of office of office holders then need to be approved in accordance with this policy.

The term “office holder” is defined in the Companies Law to mean the chief executive officer, chief business officer, deputy chief executive officer, vice chief executive officer, any other person fulfilling such position even if his title is different, as well as a director or a manager directly reporting to the chief executive officer.

The Company adopted a compensation policy initially  on October 31, 2013.

The compensation policy must be approved every three (3)  years by the board of directors, after considering the recommendations of the compensation committee; and requires the approval of the general meeting of shareholders by a special majority (as set forth herein). Nevertheless, the board of directors may set forth the compensation policy even if the general meeting objects to its approval, provided that the compensation committee and the board resolve, based on detailed reasoning and after discussing the policy again, that the approval of the policy notwithstanding the objection of the general meeting is in the best interests of the Company.

The Compensation Policy coupled with a  series of  amendments was re approved by the shareholders during the extraordinary general meeting, which was conducted on November 7, 2016.

The proposed Compensation Policy is exact as the Compensation Policy re- approved on November 7,2016 ,except for one item which is now  part of the amendment, as explained herein. The Policy has not detailed and determined the boundaries and limits in which the Company should  insure its executives and other officers by directors & officers insurance ("D&O"). Under the current Compensation Policy  there are no specific limits of the insurance scope, the amount of the insurance for  loss during the insurance period and the amount of the annual premium. The proposed amendments outline some  boundaries and limitations by determining the  limits in which the Company can act . All of them are based on the current parameters of the current D&O insurance .Under Israeli Law, once approved by the General Meeting("GM") ,the D&O will not need the approval of the GM annually ,but rather the annual approval of the compensation committee will suffice  , provided that the compensation committee will determine that the insurance terms will be in market conditions and are not expected to materially affect the profitability of the Company, its properties or its liabilities.

Following a meeting of the Company's compensation committee, convened for the purpose of reviewing the Company's Compensation Policy and its proposed amendments  and after considering the committee's recommendations, on October 22, 2019 our board of directors approved the renewal of the Company's Compensation Policy and its amendments in the form as can be found on our website www.ituran.com (the compensation policy with the proposed amendment herein: "Policy"  or " Compensation Policy").

The  Policy applies to office holders of the Company (see definition above), who serve as the Company's President, Chief Executive Officer(s) ("CEO(s)") and other executives who are deemed office holders of the Company, as well as office holders of the Company's Israeli wholly owned subsidiaries, provided they report to the CEO. The  Policy also applies to directors of the Company.

The  Policy does not intend to amend any officer's existing terms of office; nor to bestow any officer with a right to receive the compensation, or any element thereof set forth therein. The specific terms of office of each officer shall be separately determined in accordance with the relevant provisions of the Companies Law and the regulations promulgated thereunder.

The  Policy is formulated in view of the Company's belief that our business success is the result of the excellence of our human resources and their devotion to the achievement of the Company's goals. Therefore, it is aimed at offering officers of the Company with a competitive compensation package that will align their incentives with those of the Company and its shareholders, and at motivating them to achieve the goals of the Company, while avoiding undue pressure to take excessive risks. Among other factors, our compensation committee and the board have considered, as required by the Companies Law and reflected in Section 2 of the Policy: (a) the advancement of the Company's goals, its business plan and its policy with a long-term view; (b) the creation of appropriate incentives for office holders, considering the company's risk management policy; (c) the size of the Company and the nature of its business; (d) with respect to variable components of the terms of office – the contribution of the office holders to the achievement of the Company's goals and to the maximization of its profits, with a long-term view and in accordance with the position of the office holder.

The Company believes that the Policy incorporates all matters required to be included in a compensation policy as mandated by the Companies Law.

The Proposed Resolution

It is therefore proposed that the general meeting adopts the following resolution: “to approve the  renewal of Compensation Policy”.

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person, by written ballot or by proxy and voting thereon is necessary for approval of this proposal; provided that: (a) a majority of the shares voted in favor of the resolution at the meeting (abstentions not counted), and such majority shall be consisted from majority of shares which are not held by a controlling shareholders or are not shareholders with "personal interest" in approving the compensation policy; or (b) the total number of shares referred to in (a) above which voted against the resolution, does not exceed two percent (2%) of the aggregate voting rights in the Company.

Board Recommendation

The Board of Directors recommends that the shareholders vote “FOR” the approval of the Company's Compensation Policy.

The complete Compensation Policy is available   on Company's website: www.ituran.com.

Sincerely yours,

Ituran Location and Control Ltd.

ITURAN LOCATION AND CONTROL LTD.

FORM OF PROXY CARD

For use by shareholders of the Company at the Annual General Meeting of the Shareholders to be held on December 12, 2019 at 9:00 a.m. US Eastern time at the Company’s USA offices at 1700 NW 64th St. Suite 100 Fort Lauderdale, FL 33309 USA.

(Please use BLOCK CAPITALS)

Shareholder Name: ___________________
Social Security/ID no.: ______________________

For shareholders that are corporations:
Corporation no. : _____________________
Country of Incorporation: ___________________

PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

A	Proposals – The Board of Directors recommends a vote FOR Proposals 1 - 4.

1.	To appoint Fahn Kanne & co. as the Company’s independent auditors for the fiscal year 2019 and until the close of the next Shareholders' Annual General Meeting.
☐	FOR	☐	AGAINST	☐	ABSTAIN

2.	To elect the following persons to serve as directors in Class A for additional period until third succeeding Annual General meeting thereafter.
2.1.	Eyal Sheratzky	☐ FOR	☐ AGAINST	☐ ABSTAIN

2.2.	Efraim Sheratzky	☐ FOR	☐ AGAINST	☐ ABSTAIN

2.3.	Tal Sheratzky-Jaffa (Director and an Independent Director)	☐ FOR	☐ AGAINST	☐ ABSTAIN

2.4.	Yoav Kahane (Director and an Independent Director)	☐ FOR	☐ AGAINST	☐ ABSTAIN

3.	To re-elect Mr. Gidon Kotler, an external director of the Company, to office for an additional term of three years, which will commence on April 30, 2020.
☐	FOR ☐ AGAINST ☐ ABSTAIN

3A "personal interest" means a person's personal interest in an act or a transaction of a company, including the personal interest of his relative and of another body corporate in which he or his relative is an interested party, and exclusive of a personal interest that stems from the fact of holding shares in the company.

"controlling shareholder" means you hold the power to direct the activities of the company, other than by reason of being a director or other office holder of the company.

Are you a "controlling shareholder" of the Company or do you have "personal interest" in the appointment only due to your relations with the "controlling shareholder"?*

☐	YES ☐ NO

It is unlikely that you are a controlling shareholder or that you have a "personal interest" in the appointment only due to your relations with the "controlling shareholder" and therefore you probably need to check "NO" in the box.

Note: Failure to complete Item 3A will render your vote INVALID and your vote will not be counted with respect to the proposed resolution 3.

4.
To approve the renewal of the Compensation Policy of the Company that was  approved  by the shareholders in the  extraordinary general meeting held on November 07, 2016 with the   amendments to the Compensation Policy that are proposed, as fully described in the Proxy Statement.

☐	FOR ☐ AGAINST ☐ ABSTAIN

4.A. "personal interest" means a person's personal interest in an act or a transaction of a company, including the personal interest of his relative and of another body corporate in which he or his relative is an interested party, and exclusive of a personal interest that stems from the fact of holding shares in the company.

Do you have a "personal interest" in the approval of the  Compensation Policy?*

☐	YES ☐ NO

*If you marked "YES" on Item 4A - please explain and provide additional details on the nature of your "personal interest": _____________________________________________________

Note: Failure to complete Item 4A will render your vote INVALID and your vote will not be counted with respect to the proposed resolution.

B	Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name appears hereon and date. When shares are held by joint owners, both should sign. When signing as attorney, executor, administrator, trustee, or guardian, please give full title as such. If a corporation, please sign in full corporate name by President or other authorized officer. If a partnership, please sign in full partnership name by authorized person.

Date (mm/dd/yyyy) — Please print date below	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.

/ /

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF THE CORPORATION. AUTHORITY TO VOTE FOR THE ELECTION OF ANY OF THE NOMINEES LISTED ABOVE MAY BE WITHHELD BY LINING THROUGH OR OTHERWISE STRIKING OUT THE NAME OF SUCH NOMINEE.

If this proxy is signed and returned, it will be voted in accordance with your instructions. If you do not specify how the proxy should be voted, it will be voted FOR Items 1  and 2  above.

Notes:

1.
To be valid, this form of Proxy Card (together with all the required documents as set forth in the Proxy Statement) must be received not later than 48 hours prior to the time set for the meeting (or an adjourned meeting, if such shall take place), and a failure to  deposit so shall render the appointment invalid.

2.	Any alterations to this form must be initialed.

3.	Completion and return of this Form of Proxy Card will not prevent a member from attending and voting in person at the Meeting.